Exhibit 99.1

Appendix 4C Quarterly report for entities
admitted on the basis of commitments

Appendix 4C – 2nd Quarter

Quarterly Report

For Entities Admitted on the Basis of Commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of Entity:

Prima BioMed Ltd (ASX:PRR)

ABN: 90 009 237 889

Quarter Ended ("Current Quarter") 31 December 2014

Consolidated Statement of Cash Flows

	Cash flows related to operating activities	Current Quarter $A'000	Year-to-Date $A'000
1.1	Receipts from customers	-	-
1.2	Payments for		
	(a) staff costs	(926)	(1,787)
	(b) advertising and marketing	(79)	(149)
	(c) research and development	(2,194)	(4,665)
	(d) leased assets	-	-
	(e) other working capital	(478)	(839)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	113	327
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes expense	-	-
1.7	Other – (R&D tax refund, grants received)	210	381
	Net operating cash flows	**(3,354)**	**(6,732)**

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 1

Appendix 4C Quarterly report for entities admitted on the basis of commitments Current Quarter $A’000 Year-to-Date $A’000 1.8 Net operating cash flows (carried forward) (3,354) (6,732) Cash flows related to investing activities 1.9 Payment for acquisition of: (a) businesses (item 5) (15,796) (15,796) (b) equity investments - (c) intellectual property - (d) physical non-current assets (27) (46) (e) other non-current assets - 1.10 Proceeds from disposal of: (a) businesses (item 5) - (b) equity investments - (c) intellectual property - (d) physical non-current assets - (e) other non-current assets - 1.11 Loans to other entities - 1.12 Loans repaid by other entities - 1.13 Other (provide details if material) - Net investing cash flows (15,832) (15,842) 1.14 Total operating and investing cash flows (19,177) (22,574) Cash flows related to financing activities 1.15 Proceeds from issues of shares, options, etc. 1,364 1,364 1.16 Transfer of shares - 1.17 Proceeds from borrowings net finance costs 2,854 2,854 1.18 Repayment of borrowings - 1.19 Dividends paid - 1.20 Other - capital raising costs (11) (11) Net financing cash flows 4,207 4,207 Net increase (decrease) in cash held (14,970) (18,367) 1.21 Cash at beginning of quarter/year to date 19,859 23,200 1.22 Exchange rate adjustments to item 1.21 843 890 1.23 Cash at end of quarter 5,732 5,732 + See chapter 19 for defined terms. 30/9/2001 Appendix 4C Page 2

Appendix 4C Quarterly report for entities admitted on the basis of commitments Payments to Directors of the Entity and Associates of the Directors Payments to Related Entities of the Entity and Associates of the Related Entities Current Quarter $A’000 1.24 Aggregate amount of payments to the parties included in item 1.2 149 1.25 Aggregate amount of loans to the parties included in item 1.11 - 1.26 Explanation necessary for an understanding of the transactions Directors’ fees and consulting fees at normal commercial rates Non-Cash Financing and Investing Activities 2.1 Details of financing and investing transactions which have had a material effect on consolidated Assets and liabilities but did not involve cash flows Issued 86,120,815 ordinary shares and 200,000,000 warrants in acquisition of Immutep S.A. Issued 11,792,588 ordinary shares and 17,800,000 collateral shares, 19,800,000 options and a $US2.5M convertible note in relation to the Bergen funding agreement. 2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest Financing Facilities Available Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2). Amount Available Amount Used $A’000 $A’000 3.1 Loan facilities (*1) 45,599 4,421 3.2 Credit standby arrangements - Note: 1) On 2 October 2014 an agreement was entered into with the Bergen Global Opportunity Fund, LP (‘Bergen’) providing an equity drawdown facility of up to US$34.9M and a US$2.5M convertible + See chapter 19 for defined terms. 30/9/2001 Appendix 4C Page 3

Appendix 4C Quarterly report for entities
admitted on the basis of commitments

note. As at 31 December 2014, the total fund received from Bergen was US$3.675m. During the term of the agreement, Bergen will invest up to $US700k per month in Prima's equity over a 24 month period, with the option to increase each of the monthly tranches to an amount not exceeding US$1.5 million by mutual consent of Bergen and the Company.

Reconciliation of Cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current Quarter $A'000	Previous Quarter $A'000
4.1	Cash on hand and at bank	4,114	7,209
4.2	Deposits at call	318	4,350
4.3	Bank overdraft	-	-
4.4	Other (Term Deposit)	1,300	8,300
	Total: Cash at end of quarter (item 1.23)	**5,732**	**19,859**

Acquisitions and Disposals of Business Entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Immutep S.A.	-
5.2	Place of incorporation or registration	France	-
5.3	Consideration for acquisition or disposal	$28,521,343	-
5.4	Total net assets	Refer note below	-
5.5	Nature of business	Biotechnology	-

On 12 December 2014, the Group acquired 100% of the issued share capital of Immutep S.A., a biopharmaceutical company in the field of Immuno-Oncolocy. The estimated fair value of the purchase consideration is as follows:

	$
Cash paid	15,230,663
Deferred consideration	6,272,069
Fair value of shares issued	3,458,612
Fair value of warrants issued	3,560,000
Total purchase consideration	**28,521,343**

The estimated fair value of the consideration as outlined above is provisional. Given the proximity of the acquisition to the quarter-end, management is currently in the process of finalising the provisional acquisition accounting, which includes estimating the fair value of the consideration provided and the net assets acquired. The provisional acquisition accounting will be disclosed in the Appendix 4D, Half Year report.

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 4

Appendix 4C Quarterly report for entities admitted on the basis of commitments Compliance Statement 1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX. 2 This statement does give a true and fair view of the matters disclosed. Sign Here: Date: Friday 30th January 2015 Company Secretary Print Name: Deanne Miller + See chapter 19 for defined terms. 30/9/2001

Appendix 4C Quarterly report for entities admitted on the basis of commitments Notes 1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report. 2. The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below. - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss - 9.2 - itemised disclosure relating to acquisitions - 9.4 - itemised disclosure relating to disposals - 12.1(a) - policy for classification of cash items - 12.3 - disclosure of restrictions on use of cash - 13.1 - comparative information 3. Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with. + See chapter 19 for defined terms. 30/9/2001 Appendix 4C Page 6